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                             August 26, 2020

       Andrei Scrivens
       Chief Financial Officer
       Gaming & Hospitality Acquisition Corp.
       3755 Breakthrough Way #300
       Las Vegas, Nevada 89135

                                                        Re: Gaming &
Hospitality Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 31,
2020
                                                            CIK No. 0001806156

       Dear Mr. Scrivens:

                                                        We have reviewed your
draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted July 31, 2020

       Affinity Gaming Business, page 133

   1. We note your disclosure of Affinity Gaming's revenues for the year ended December 31,
                                                        2019 as well as the two
and three month periods ended February 29th and March 31st.
                                                        Please tell us what
consideration you gave to also disclosing expenses and net earnings for the periods presented.
Additionally, please tell us why you have not provided
                                                        comparative information
for the year ended December 31st.
 Andrei Scrivens
FirstName
Gaming & LastNameAndrei     Scrivens
           Hospitality Acquisition Corp.
Comapany
August 26, NameGaming
           2020          & Hospitality Acquisition Corp.
August
Page 2 26, 2020 Page 2
FirstName LastName
        You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at
(202) 551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 or Joel Parker at (202) 551-3651 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction